There are 970M people dealing with mental health or substance abuse conditions, yet in 2019 only 3.6M people received substance abuse treatment.

14.4% of people can't find the treatment program

While 19.1% of people who need treatment can't afford the cost.

Meet SoberBuddy - the first approachable and user friendly smartphone app that facilitates a positive culture around a sober lifestyle

SoberBuddy has over 20K active subscribers and is positioned to take virtual care to the next level

LEarn more about this investment opportunity at invest.yoursoberbuddy.com and invest today!